Filed by ICO, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ICO, Inc.
Commission File No.: 001-08327

[Letter to Employees with Stock Options]

April 12, 2010

<Name>
<Location>

Dear <Name>:

The purpose of this letter is to notify you of the treatment of stock options (“Stock Options”) you hold to acquire shares of the common stock of ICO, Inc. (“ICO”) in connection with the merger (the “Merger”) of ICO into a subsidiary of A. Schulman, Inc. (“A. Schulman”).  The Merger will occur upon the terms and subject to the conditions contained in the Agreement and Plan of Merger by and among A. Schulman, its subsidiary, and ICO, dated December 2, 2009 (the “Merger Agreement”).  This letter outlines choices you have with respect to your Stock Options and provides, or directs you to, information relevant to your decisions concerning your Stock Options.

I.	Background Information

The closing of the Merger is contingent on a number of events, including ICO stockholder approval.  The Merger will be considered at a special meeting of ICO stockholders, currently anticipated to occur on April 28, 2010.  Assuming all conditions to the completion of the Merger are satisfied, we expect that the effective date of the Merger will be April 30, 2010.

If the Merger is consummated, each holder of ICO common stock will generally be entitled to a combination of cash and A. Schulman stock (the “Merger Consideration”), as described in the Merger Agreement.  As described in more detail below, holders of Stock Options will be able to receive the Merger Consideration if they exercise their

Stock Options before the completion of the Merger, or, if the Stock Options are “in the money,” they may receive a cash payment if they do not exercise their Stock Options.

In connection with the Merger, on March 29, 2010, a Rule 424(b)(3) Prospectus, containing the proxy statement for ICO’s April 28, 2010 stockholder meeting and other materials (the “Proxy Statement”) was filed by A. Schulman with the Securities and Exchange Commission (“SEC”).   The Proxy Statement is currently available free of  charge on the SEC’s website, www.sec.gov.  You are urged to read the Proxy Statement in its entirety because this document contains important information about the Merger and the Merger Consideration payable pursuant to the Merger Agreement.  If you have trouble accessing this document on the SEC’s website, please contact Charlotte Ewart (cewart@icopolymers.com) or Ian Chin (ichin@icopolymers.com) in ICO’s legal department, and they will send you a link to the document.

II.	Treatment of Your Stock Options in the Merger

   You currently have the following Stock Options:

Date of Grant	# of Stock Options	Exercise Price	Nonqualified Stock Option (NQSO) or Incentive Stock Option (ISO)	Currently Vested? (Yes – Vested/No – Unvested)

The Merger Agreement provides as follows with respect to your Stock Options:

•	All unvested Stock Options outstanding immediately before the effective time of the Merger will become vested at the effective time of the Merger.

•
You may elect to exercise your Stock Options (both currently vested Stock Options and unvested Stock Options that will vest upon the Merger) contingent upon the completion of the Merger.  If you do so, and if the Merger is completed, you will receive, with respect to the ICO shares that you would receive upon exercise of your Stock Options, the same consideration received in the Merger by other ICO shareholders.  All Stock Options that are not exercised as of the effective time of the Merger will terminate by their terms (but see below concerning a cash payment you will receive if your Stock Options are “in the money” when they terminate).

•	You may elect not to exercise your Stock Options. In that event, if the Merger is completed, your Stock Options will terminate by their terms, and provided that your Stock Options (whether vested or unvested) are “in the money” (have an exercise price that is less than the Merger Consideration), you will receive a cash payment equal to the number of shares underlying the Stock Options multiplied by the Merger Consideration Value, as defined in the Merger Agreement, over the exercise price per share previously subject to the Stock Options, reduced by any applicable taxes and other withholding (the “Cashout Amount”), as described in the Merger Agreement1.

NOTE THAT, with regard to your Stock Options that are currently vested, until April 26, 2010, you may continue to exercise them using Smith Barney’s broker services or using the broker of your choice.  This method of exercise would not be contingent upon completion of the Merger.  Please contact Dana Bain (dbain@icopolymers.com) in ICO’s legal department if you desire to exercise vested Stock Options using Smith Barney’s broker services, and Mr. Bain will provide you with the necessary documentation and contact information for Smith Barney.  Please note, however, that if you are subject to ICO’s Blackout Period & Pre-Clearance Policy, the policy continues to apply and you must pre-clear any Stock Option exercises with ICO’s General Counsel, Charlotte Ewart (cewart@icopolymers.com).  If you exercise your Stock Options as described in this paragraph, you will own the ICO shares outright and you would participate in the Merger (if it is completed) as a stockholder.  The discussion below does not apply to any ICO shares acquired via a Stock Option exercise described in this paragraph.

III.	Your Decisions

As indicated above, under the Merger Agreement you have two basic alternatives with respect to your Stock Options:

•
Alternative #1: Exercise your vested or unvested Stock Options contingent on the completion of the Merger, and receive the Merger Consideration (subject to withholdings) for the shares you receive upon such exercise;

 - OR -

•
Alternative #2: Do not exercise your Stock Options, in which case you will receive the Cashout Amount (subject to withholdings) on the completion of the Merger (provided that your Stock Options are “in the money”).

YOU MUST make your decision by April 26, 2010.  YOU MUST indicate your choice on the form attached as Exhibit A, and return the executed form by April 26, 2010 to Kathy Barnett / kbarnett@icopolymers.com or facsimile +1 (713) 335-2222.

1 NOTE:  If the exercise price under your Stock Option is greater than the merger consideration value, you will not receive any Cashout Amount with respect to such Stock Option, and the Stock Option will terminate.

In addition, if you are not a U.S. employee (i.e. if you are employed by one of ICO’s business units outside of the United States), you must execute the enclosed W-8BEN form and return it to Kathy Barnett by April 26, 2010, along with Exhibit A.  If you fail to do so then ICO will be required to withhold U.S. federal taxes at the highest tax rate.

If you choose Alternative #1, you will have three options to fund the exercise price and related tax withholding requirements, if any.  For the first funding option, you must provide, by April 27, 2010, to ICO, the funds needed to cover (i) the exercise price relating to the exercise of your Stock Options and (ii) the estimated income tax and employment tax that must be withheld in connection with the exercise of those Stock Options, if any.  After the effective date of the Merger, we will determine the exact amount of income tax and employment tax withholdings, and may apply the cash portion of the Merger Consideration against any remaining tax withholding requirements.  Any shortfall will require you to provide a check for any remaining amount by no later than 5 days after the completion of the Merger.

The second funding option available to you if you choose Alternative #1 is to apply the cash portion of the Merger Consideration against the exercise price and, if applicable, the amount of income tax and employment tax that must be withheld at the time of the exercise.  If there is a shortfall, we will notify you of the remaining amounts due, and your check will then be required within 5 days after the date of our notice to you regarding the shortfall amount.  If we do not receive your check by the due date, your Stock Options for which we have not received the exercise price will terminate and you will not receive any consideration for such Stock Options.

The third funding option available to you if you choose Alternative #1 is to apply the cash portion of the Merger Consideration against the exercise price and, if applicable, the amount of income tax and employment tax that must be withheld at the time of the exercise.  If there is a shortfall, we will notify you of the remaining amounts due, and you may elect to fund the remaining amounts due from a sale of a portion of the A. Schulman shares received as a part of the Merger Consideration.  If you elect this approach, you must establish a brokerage account to settle the shortfall amount within 5 days after the date of our notice to you regarding the shortfall amount.  If the shortfall amount is not settled by the due date, your Stock Options for which we have not received the exercise price will terminate and you will not receive any consideration for such Stock Options.

If you choose Alternative #2, you will not need to take any further action (other than executing and returning Exhibit A as instructed).  You will receive a check shortly after the completion of the Merger.

IV.	Brief Summary of U.S. Tax Consequences

The following is a very brief summary of certain U.S. tax rules that will apply to the alternatives described above with respect to your Stock Options. The discussion is general in nature and does not take into account a number of considerations that may apply to your particular circumstances.  This summary is not intended to be, nor should it be construed as being, legal or tax advice.  As a result, you should consult your own legal, financial and tax advisors regarding your individual circumstances with respect to tax consequences.

If you choose Alternative #2:

•
The Cashout Amount will be treated as ordinary income, subject to applicable federal income taxes and payroll tax (including, among other things, Social Security (6.2%) for amounts up to the Social Security limit, and Medicare (1.45%)).

•	We will be required to withhold the amounts with respect to both federal income tax withholding and payroll taxes.

If you choose Alternative #1, the tax consequences will depend on whether your Stock Options are incentive stock options (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) or nonqualified stock options (“NQSOs”).

Incentive Stock Options:

•
The receipt of the cash portion of the Merger Consideration will be considered a disqualifying disposition of the ICO shares you would receive upon the exercise, resulting in ordinary taxable income to you in the amount of such cash.  However, no federal income tax withholding will be required.

•	No payroll tax withholding (including Social Security and Medicare tax) will be required.

•
With respect to the A. Schulman stock portion of the Merger Consideration, if you hold the A. Schulman stock for a period of at least one (1) year from the date of the transfer of the A. Schulman stock to you upon your exercise of the ISOs, any gain on a later sale of the A. Schulman stock would qualify for capital gain treatment.

•
However, if a disqualifying disposition of the A. Schulman stock acquired pursuant to the exercise of the Stock Options occurs prior to one (1) year from the date of the transfer of the A. Schulman stock to you upon your exercise of the ISOs, the excess of the value of the Merger Consideration you receive as a result of your exercise of the Stock Options over the exercise price of the Stock Options will be taxed as ordinary income.

Nonqualified Stock Options:

•
There will be taxable ordinary income at the time of exercise of the NQSOs equal to the excess of the value of the Merger Consideration you receive as a result of your exercise of the Stock Options over the exercise price of the Stock Options.

•
The excess of the value of the Merger Consideration you receive as a result of your exercise of the Stock Options over the exercise price of the Stock Options also will be subject to applicable federal income taxes and payroll taxes (including, among other things, Social Security and Medicare tax).

•	We will be required to withhold the amounts with respect to both federal income tax withholding and payroll taxes.

V.	Foreign Option Holders

Stock Option holders who are not U.S. citizens or U.S. taxpayers should consult their own local tax advisors regarding such holder’s individual circumstances with respect to foreign tax consequences.

VI.	Additional Information

Please contact Dana Bain (dbain@icopolymers.com) / +1 (713) 351-4180 and/or Kathy Barnett (kbarnett@icopolymers.com) / +1 (713) 351-4149 for additional information.

Sincerely,

Bradley T. Leuschner
Chief Financial Officer & Treasurer
ICO, Inc.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding expected synergies resulting from the merger of A. Schulman and ICO, combined operating and financial data, the combined company’s plans, objectives, expectations and intentions and whether and when the transactions contemplated by the merger agreement will be consummated.  The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters.   Such risks and uncertainties include:  the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of ICO and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in A. Schulman’s and ICO’s respective reports filed with the SEC, including A. Schulman’s annual report on Form 10-K for the year ended August 31, 2009, and quarterly report on Form 10-Q for the quarter ended November 30, 2009 and ICO’s annual report on Form 10-K for the year ended September 30, 2009, as amended on January 28, 2010, and quarterly report on Form 10-Q for the quarter ended December 31, 2009, in each case, as such reports may have been amended.  This document speaks only as of its date, and A. Schulman and ICO each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, A. Schulman has filed a Registration Statement on Form S-4 with the SEC (Reg. No. 333-164085) containing a preliminary proxy statement/prospectus regarding the proposed merger. SHAREHOLDERS OF ICO ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to stockholders of ICO.   Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from A. Schulman, Inc. at its web site, www.aschulman.com, or from ICO, Inc. at its web site, www.icopolymers.com, or 1811 Bering Drive, Suite 200, Houston, Texas, 77057, attention: Corporate Secretary.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Participants in Solicitation

A. Schulman and ICO and their respective directors and executive officers, other members of management and employees and the proposed directors and executive officers of the combined company, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the proposed directors and executive officers of the combined company, A. Schulman’s and ICO’s respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

Exhibit A

STOCK OPTION ELECTION

Date: _______________, 2010

ICO, Inc.
1811 Bering Drive, Suite 200
Houston, Texas 77057

Attention:  Kathy Barnett / kbarnett@icopolymers.com

I have read and understand the letter to me dated April 12, 2010, to which this Election form is attached, regarding my Stock Options (as defined in the letter; other terms in this Election form are defined in the letter).  I hereby elect as follows:

☐           Alternative #1:                                By checking Alternative #1, I hereby exercise my Stock Options contingent on the completion of the Merger, and will receive the Merger Consideration for the shares I receive upon such exercise.  In addition, I elect the following funding option to cover the costs relating to my exercise of my Stock Options:

☐           Funding Option 1: I elect to provide, by April 27, 2010, to ICO, the funds needed to cover (i) the exercise price relating to the exercise of my Stock Options and (ii) the estimated income tax and employment tax that must be withheld in connection with the exercise of those Stock Options, if any.

☐           Funding Option 2: I elect to apply the cash portion of the Merger Consideration against the exercise price and, if applicable, the amount of income tax and employment tax that must be withheld at the time of the exercise.  If there is a shortfall, I will provide a check for such shortfall within 5 days after the date of ICO’s notice to me regarding the shortfall amount.

☐           Funding Option 3: I elect to apply the cash portion of the Merger Consideration against the exercise price and, if applicable, the amount of income tax and employment tax that must be withheld at the time of the exercise.  If there is a shortfall, I elect to fund the remaining amounts due from a sale of a portion of the A. Schulman shares received as a part of the Merger Consideration, and will have established a brokerage account to settle the shortfall amount within 5 days after the date of ICO’s notice to me regarding the shortfall amount.

☐           Alternative #2:                                By checking Alternative #2, I elect not to exercise my Stock Options, and will receive the Cashout Amount upon completion of the

Merger (if the merger consideration value exceeds the exercise price under my Stock Options).

Printed Name of Optionee

Signature - Optionee

Address: ___________________________

U.S. Social Security No. (if applicable):

You must return an executed electronic (PDF) copy of this letter, on or before April 26, 2010, to kbarnett@icopolymers.com.   Alternatively you may fax it to Kathy Barnett, facsimile number +1 (713) 335-2222.

In addition, if you are not a U.S. employee (i.e. if you are employed by one of ICO’s business units outside of the United States), you must execute the enclosed W-8BEN form and return it to Kathy Barnett by April 26, 2010, along with this form.  If you fail to do so then ICO will be required to withhold U.S. federal taxes at the highest tax rate.